Issuer Free Writing Prospectus
Filed Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement Nos. 333-122925 and 333-122925-01
Relating to Prospectus
Filed Pursuant to Rule 424 (b) (2)

OFFERING SUMMARY

(RELATED TO THE PROSPECTUS SUPPLEMENT,

DATED MARCH 27, 2006)

ELKS® ____________________________________________________
EQUITY LINKED SECURITIES

CITIGROUP FUNDING INC.

PAYMENTS DUE FROM CITIGROUP FUNDING INC.

FULLY AND UNCONDITIONALLY GUARANTEED BY CITIGROUP INC.

8,810,000 12.5% PER ANNUM

ELKS® BASED UPON

AMERICAN DEPOSITARY RECEIPTS REPRESENTING THE ORDINARY PARTICIPATION CERTIFICATES (“CPOS”) OF CEMEX S.A. DE C.V.

DUE OCTOBER 2, 2006

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (File No. 333-122925) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

MARCH 27, 2006	[LOGO OF CITIGROUP]

[LOGO OF CITIGROUP]

ELKS® Based Upon American Depositary Receipts of Cemex S.A. de C.V.

Equity LinKed Securities due October 2, 2006

This offering summary represents a summary of the terms and conditions of the ELKS. We encourage you to read the prospectus supplement and accompanying prospectus related to this offering.

OVERVIEW OF THE ELKS

Equity LinKed Securities, or ELKS®, are equity-linked investments that offer current income as well as limited protection against the decline in the price of the underlying American Depositary Receipts (“ADRs”) on which the ELKS are based. ELKS pay a fixed coupon, with a yield greater than the underlying ADRs’ current dividend yield and the yield that would be payable on a conventional debt security of the same maturity issued by Citigroup Funding Inc.

The ELKS are not principal protected. In return for receiving the fixed coupon and limited protection against a decline in the price of the underlying ADRs, you give up participation in any increase in the price of the underlying ADRs during the term of the ELKS (except in limited circumstances) and you will not receive any dividends or other distributions, if any, paid on the underlying ADRs. The value of the payment at maturity you receive may be less than the amount of your initial investment in the ELKS and could be zero. The ELKS may be an attractive investment for an investor seeking a relatively high current income who is also willing to accept risk to the principal invested. This type of investor may include, but is not limited to:

• Income oriented equity investors	• Current or prospective holders of the underlying ADRs

• Investors with moderate return expectations for the underlying ADRs who also seek limited protection against loss	• Investors in non-principal-protected convertible securities

The ELKS are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the ELKS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The ELKS will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the ELKS will rank equally with all other unsecured and unsubordinated debt of Citigroup. The return of the principal amount of your investment in the ELKS at maturity is not guaranteed.

HOW THE ELKS BASED UPON AMERICAN DEPOSITARY RECEIPTS OF CEMEX S.A. DE C.V. WORK

ELKS Based Upon American Depositary Receipts of Cemex S.A. de C.V. are equity-linked securities issued by Citigroup Funding that have a maturity of six months. ELKS pay a coupon at maturity equal to 12.5% per annum (or $0.6319 per ELKS for the six-month period).

The ELKS are not principal protected. At maturity, you will receive (1) the coupon payment and (2) either (a) the principal amount invested, in cash, or (b) a fixed number of Cemex ADRs. If the price of Cemex ADRs declines by approximately 15% or more at any time from the Pricing Date up to and including the third trading day before maturity (whether intra-day or at the close of trading on any day), you will receive a fixed number of Cemex ADRs equal to the Exchange Ratio. The Exchange Ratio equals 0.15342, 10 divided by the Initial ADR Price (as defined in “Final Terms” below). Thus, if you receive Cemex ADRs at maturity and the price of Cemex ADRs at maturity is less than the Initial ADR Price, the value of your Maturity Payment for each ELKS will be less than the price paid for each ELKS and could be zero. In this case, your investment in the ELKS will result in a loss, except to the extent of the fixed coupon payable on ELKS. If the price of Cemex ADRs does not decline by approximately 15% or more from its Initial ADR Price at any time from the Pricing Date up to and including the third trading day before maturity (whether intra-day or at the close of trading on any day), you will receive $10 for each ELKS you hold at maturity.

FINAL TERMS

Issuer:	Citigroup Funding Inc.
Guarantee:	Payments due on the ELKS are fully and unconditionally guaranteed by Citigroup, Citigroup Funding’s parent company.
Rating of the Issuer’s Obligations:	Aa1/AA- (Moody’s/S&P) based upon the Citigroup guarantee; however, because the ELKS are not principal protected, you may receive a payment at maturity with a value less than the amount you initially invest.
Principal Protection:	None
Security:	Equity LinKed Securities (ELKS®) Based Upon American Depositary Receipts Representing the Ordinary Participation Certificates (“CPOs”) of Cemex S.A. de C.V.
Pricing Date:	March 27, 2006
Issue Date:	March 30, 2006
Valuation Date:	September 27, 2006
Maturity Date:	October 2, 2006
Underlying ADRs:	American Depositary Receipts Representing the Ordinary Participation Certificates (“CPOs”), of Cemex S.A. de C.V. (NYSE Symbol: “CX”)
Issue Price:	$10.00 per ELKS
Coupon:	12.5% per annum (or $0.6319 per ELKS for the six-month period), paid on the Maturity Date
Maturity Payment:

For each $10 ELKS:

(1) a  number of Underlying ADRs equal to the Exchange Ratio, if the trading price of the Underlying ADRs any time after the Pricing Date up to and including the Valuation Date (whether intra-day or at the close of trading on any day) declines by 15% or more, or

(2) $10 in cash

Exchange Ratio:	0.15342 Underlying ADRs per ELKS equal to $10 /Initial ADR Price
Initial ADR Price:	$65.18, the closing price of the Underlying ADRs on the Pricing Date
Listing:	The ELKS will not be listed on any exchange. Citigroup Global Markets Inc. intends to make a market in the ELKS but is not obligated to do so. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the ELKS.
Underwriting Discount:	1.25%
Calculation Agent:	Citigroup Global Markets Inc.
Fees and Conflicts:	Citigroup Global Markets and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the ELKS. Further, Citigroup Funding expects to hedge its obligations under the ELKS through the trading of the Underlying ADRs or Cemex CPOs, or other instruments, such as options, swaps or futures, based upon the Underlying ADRs or Cemex CPOs, by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Global Markets’ role as the Calculation Agent for the ELKS may result in a conflict of interest.

BENEFITS OF THE ELKS

•   Current Income. The ELKS pay a coupon at maturity with a yield set at a rate that is currently greater than the anticipated dividend yield to be paid by the company on whose ADRs the ELKS are based and the rate that would be paid on a conventional debt security with the same maturity issued by Citigroup Funding.

•   Protection Against Loss in Limited Circumstance. At maturity, you will receive your original investment in the ELKS even if the price of the Underlying ADRs has declined from the Initial ADR Price, as long as the price does not decline below the predetermined percentage at any time during the term of the ELKS (including intra-day). In this case, you will not suffer the same loss that a direct investment in the Underlying ADRs would produce.

KEY RISK FACTORS FOR THE ELKS

An investment in the ELKS involves significant risks. While some of the risk considerations are summarized below, please review the “Risk Factors Relating to the ELKS” section of the prospectus supplement related to this particular offering for a full description of risks.

•	Potential for Loss. The Maturity Payment on the ELKS will depend on the price of the Underlying ADRs during the term of the ELKS. If, at any time during the term of the ELKS (including intra-day), the price of the Underlying ADRs declines from the Initial ADR Price by the predetermined percentage or more, and the price of the Underlying ADRs at maturity is less than the Initial ADR Price, the Maturity Payment will be less than the initial investment in the ELKS and could be zero.

•	Appreciation May Be Limited. You will not participate in any appreciation in the price of the Underlying ADRs, and the return on the ELKS will be limited to the coupon payable on the ELKS, unless (i) the price of the Underlying ADRs at any time (including intra-day) during the term of the ELKS declines from the Initial ADR Price by the predetermined percentage or more and (ii) the price of the Underlying ADRs at maturity is greater than the Initial ADR Price. Therefore, the return on the ELKS may be less than the return on a similar security that allows you to participate more fully in the appreciation of the price of the Underlying ADRs, or on a direct investment in the Underlying ADRs, if the price of the Underlying ADRs at maturity is significantly greater than the Initial ADR Price.

•	Potential for a Lower Comparative Yield. If the price of the Underlying ADRs declines by the predetermined percentage or more at any time (including intra-day) during the term of the ELKS and the closing price of the Underlying ADRs at maturity is less than the Initial ADR Price, which will result in your receiving Underlying ADRs with a value at maturity that is less than the principal amount of your ELKS, the effective yield on the ELKS may be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

•	Relationship to the Issuer of the Preferred Shares Represented by the Underlying ADRs. You will have no rights against the issuer of the CPOs represented by the Underlying ADRs even though the market value of the ELKS and the Maturity Payment depend on the price of the Underlying ADRs. The issuer of the CPOs represented by the Underlying ADRs is not involved in the offering of the ELKS and has no obligations relating to the ELKS. In addition, you will have no voting rights and will not receive any dividend or other distributions, if any, with respect to the Underlying ADRs unless and until you receive ADRs at maturity, if applicable.

•	Exchange Listing and Secondary Market. The ELKS will not be listed on any exchange. There is currently no secondary market for the ELKS. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the ELKS. Although Citigroup Global Markets Inc. intends to make a market in the ELKS, it is not obligated to do so.

•	Resale Value of the ELKS. Due to, among other things, changes in the price of and dividend yield on the Underlying ADRs, interest rates, the earnings performance of the issuer of the CPOs represented by the Underlying ADRs, other economic conditions and Citigroup Funding and Citigroup’s perceived creditworthiness, the ELKS may trade, if at all, at prices below their initial price of $10 per ELKS. You could receive substantially less than the amount of your initial investment if you sell your ELKS prior to maturity.

•	Value of Underlying ADR May Not Track Value of CPOs. Each Cemex ADR on which the ELKS are based represents ten CPOs of Cemex S.A. de C.V. Although the trading characteristics and valuations of Cemex ADRs will usually mirror the characteristics and valuations of the underlying CPOs represented by the ADRs, the value of Cemex ADRs may not completely track the value of Cemex CPOs. Active trading volume and efficient pricing on the Mexican Stock Exchange for Cemex CPOs will usually, but not necessarily, indicate similar characteristics in respect of Cemex ADRs. Because of the size of the offering of Cemex CPOs in ADR form outside Mexico and/or other factors that have limited or increased the float of certain ADRs, the liquidity of Cemex ADRs may be less than or greater than that of the underlying CPOs. In addition, the terms and conditions of depositary facilities may result in less liquidity or lower market value of Cemex ADRs than for the CPOs. Since holders of Cemex ADRs may surrender the ADRs in order to take delivery of and trade the underlying CPOs, a characteristic that allows investors in ADRs to take advantage of price differentials between different markets, a market for the underlying CPOs that is not liquid will generally result in an illiquid market for the ADRs representing such underlying CPOs.

•	Conditions in the Mexican Securities Markets. Although the market price of Cemex ADRs is not directly tied to the trading price of Cemex CPOs in Mexico, the trading price of Cemex ADRs is expected generally to track the U.S. dollar value of the Mexican peso trading price of the Cemex CPOs on the Mexican Stock Exchange. This means that the trading value of Cemex ADRs is expected to be affected by the U.S. dollar/Mexican peso exchange rate and by factors affecting the Mexican Stock Exchange. Investments in securities linked to the value of Mexican equity securities involve certain risks. The Mexican markets may be more volatile than U.S. or other securities markets and may be affected by market developments in different ways than U.S. or other securities markets. Also, there is generally less publicly available information about Mexican companies than about U.S. companies, and Mexican companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. companies. In addition, securities prices in Mexico are subject to political, economic, financial and social factors that apply in Mexico. These factors, which could negatively affect the Mexican securities markets, include the possibility of recent or future changes in local or Mexico-wide political leadership and economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to such companies or investments in Mexican equity securities and the possibility of fluctuations in the rate of exchange between currencies. In particular, the outcomes of the forthcoming federal and local elections scheduled for July 2006 are uncertain and could result in political instability or deadlock, thereby negatively impacting the securities markets in Mexico. Moreover, the Mexican economy may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross national product, rate of inflation, capital investment, resources and self-sufficiency.

The Mexican Stock Exchange is relatively small and illiquid compared to stock exchanges in major financial centers and a small number of issuers represent a disproportionately large percentage of market capitalization and trading volume. A liquid trading market for the Cemex CPOs may not continue or expand. A limited trading market may impair the ability of a Cemex ADR holder to sell CPOs obtained upon withdrawal of such shares of the ADR facility in the amount and at the price and time such holder desires, and could increase the volatility of the price of Cemex ADRs.

•	Citigroup Credit Risk. The ELKS are subject to the credit risk of Citigroup, Citigroup Funding’s parent company and the guarantor of any payments due on the ELKS.

CEMEX S.A. DE C.V.

According to publicly available documents, Cemex S.A. de C.V. is the third largest cement company in the world, based on installed capacity as of December 31, 2004 of approximately 81.7 million tons. Cemex is a holding company primarily engaged, through its operating subsidiaries, in the production, distribution, marketing and sale of cement, ready-mix concrete, aggregates and clinker. Cemex is currently subject to the information requirements of the Securities Exchange Act. Accordingly, Cemex files reports (including its Annual Report on Form 20-F for the fiscal year ended December 31, 2004) and other information with the SEC. Cemex’s registration statements, reports and other information may be inspected and copied at offices of the SEC at the locations listed in the section “Prospectus Summary—Where You Can Find More Information” in the accompanying prospectus.

American Depositary Receipts of Cemex S.A. de C.V., or Cemex ADRs, are negotiable receipts issued by a depositary, Citibank, N.A., evidencing American Depositary Shares representing the underlying CPOs of Cemex that have been deposited and are held, on behalf of the holders of Cemex, by the custodian for the depositary, and/or such other firm or corporation as the depositary may appoint.

Cemex ADRs are listed on the New York Stock Exchange under the symbol “CX.” According to Cemex’s Annual Report on Form 20-F for the year ended December 31, 2004, as of December 31, 2004, there were 1,789,730,511 CPOs outstanding. Historical high and low sale prices for Cemex ADRs and the gross cash dividends paid on such ADRs for each quarter since the first quarter of 2002 are included in the prospectus supplement related to this offering under “Historical Data on Cemex ADRs.” The closing price of the ADRs on March 27, 2006 was $65.18.

Neither Citigroup Funding nor Citigroup has participated in the preparation of Cemex’s publicly available documents and has not made any due diligence investigation or inquiry of Cemex in connection with the offering of the ELKS. No representation is made that the publicly available information about Cemex is accurate or complete.

The ELKS represent obligations of Citigroup Funding only. Cemex is not involved in any way in this offering and has no obligations relating to the ELKS or to holders of the ELKS.

HYPOTHETICAL MATURITY PAYMENT EXAMPLES

At maturity, you will receive a fixed coupon payment plus a maturity payment. The six examples of hypothetical maturity payment calculations set forth below are based on the following assumptions:

•	ELKS Issue Price: $10.00

•	Coupon: 12.5% per annum, payable at maturity ($0.625 per ELKS)

•	Initial ADR Price: $63.66 per Cemex ADR

•	Annualized current dividend yield of Cemex ADRs: 3.75%*

•	Exchange Ratio: 0.15708 Cemex ADRs per ELKS

•	At maturity, whether you receive ADRs or your initial investment ($10.00 per ELKS) depends on whether Cemex ADRs have declined by 15% or more (to $54.11 or less) at any time after the Pricing Date up to and including the Valuation Date.

*	Hypothetical dividend yield is based on historical dividend payments from March to August in 2005, annualized.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The value of the actual maturity payment will depend on the Initial ADR Price ($65.18), whether the price of Cemex ADRs declines by 15% or more from the Initial ADR Price causing you to receive a fixed number of Cemex ADRs at maturity instead of cash and the change in the price of Cemex ADRs from the Initial ADR Price during the term of the ELKS.

Example 1: The lowest trading price of Cemex ADRs at any time after the Pricing Date up to and including the Valuation Date is $56.66 per ADR, which is not less than or equal to 85% of the Initial ADR Price, and the closing price of Cemex ADRs at maturity is $56.66 per ADR, which is less than the Initial ADR Price.

Maturity payment: $10.00 per ELKS

Return on Cemex ADRs (excluding cash dividend payments): –11.00%

Return on ELKS (excluding coupon payments): 0.00%

Return on Cemex ADRs (including cash dividend payments): –9.13%

Return on ELKS (including coupon payments): 6.25%

Example 2: The lowest trading price of Cemex ADRs at any time after the Pricing Date up to and including the Valuation Date is $56.66 per ADR, which is not less than or equal to 85% of the Initial ADR Price, and the closing price of Cemex ADRs at maturity is $63.66 per ADR, which is equal to the Initial ADR Price.

Maturity payment: $10.00 per ELKS

Return on Cemex ADRs (excluding cash dividend payments): 0.00%

Return on ELKS (excluding coupon payments): 0.00%

Return on Cemex ADRs (including cash dividend payments): 1.88%

Return on ELKS (including coupon payments): 6.25%

Example 3: The lowest trading price of Cemex ADRs at any time after the Pricing Date up to and including the Valuation Date is $56.66 per ADR, which is not less than or equal to 85% of the Initial ADR Price, and the closing price of Cemex ADRs at maturity is $70.03 per ADR, which is greater than the Initial ADR Price.

Maturity payment: $10.00 per ELKS

Return on Cemex ADRs (excluding cash dividend payments): 10.00%

Return on ELKS (excluding coupon payments): 0.00%

Return on Cemex ADRs (including cash dividend payments): 11.88%

Return on ELKS (including coupon payments): 6.25%

Example 4: The lowest trading price of Cemex ADRs at any time after the Pricing Date up to and including the Valuation Date is $47.75 per ADR, which is less than or equal to 85% of the Initial ADR Price, and the closing price of Cemex ADRs at maturity is $56.66 per ADR, which is less than the Initial ADR Price.

Maturity payment: 0.15708 Cemex ADRs (the hypothetical Exchange Ratio) per ELKS having a market value at maturity of $8.90.

Return on Cemex ADRs (excluding cash dividend payments): –11.00%

Return on ELKS (excluding coupon payments): –11.00%

Return on Cemex ADRs (including cash dividend payments): –9.13%

Return on ELKS (including coupon payments): –4.75%

Example 5: The lowest trading price of Cemex ADRs at any time after the Pricing Date up to and including the Valuation Date is $47.75 per ADR, which is less than or equal to 85% of the Initial ADR Price, and the closing price of Cemex ADRs at maturity is $63.66 per ADR, which is equal to the Initial ADR Price.

Maturity payment: 0.15708 Cemex ADRs (the hypothetical Exchange Ratio) per ELKS having a market value at maturity of $10.00.

Return on Cemex ADRs (excluding cash dividend payments): 0.00%

Return on ELKS (excluding coupon payments): 0.00%

Return on Cemex ADRs (including cash dividend payments): 1.88%

Return on ELKS (including coupon payments): 6.25%

Example 6: The lowest trading price of Cemex ADRs at any time after the Pricing Date up to and including the Valuation Date is $47.75 per ADR, which is less than or equal to 85% of the Initial ADR Price, and the closing price of Cemex ADRs at maturity is $70.03 per ADR, which is greater than the Initial ADR Price.

Maturity payment: 0.15708 Cemex ADRs (the hypothetical Exchange Ratio) per ELKS having a market value at maturity of $11.00.

Return on Cemex ADRs (excluding cash dividend payments): 10.00%

Return on ELKS (excluding coupon payments): 10.00%

Return on Cemex ADRs (including cash dividend payments): 11.88%

Return on ELKS (including coupon payments): 16.25%

SUMMARY CHART OF HYPOTHETICAL EXAMPLES

	Example 1	Example 2	Example 3	Example 4	Example 5	Example 6
Hypothetical Initial ADR Price (per ADR)	$63.66	$63.66	$63.66	$63.66	$63.66	$63.66
85% of Hypothetical Initial ADR Price (per ADR)	$54.11	$54.11	$54.11	$54.11	$54.11	$54.11
Hypothetical Lowest Trading Price (per ADR)	$56.66	$56.66	$56.66	$47.75	$47.75	$47.75
Is the Hypothetical Lowest Trading Price less than or equal to 85% of the Hypothetical Initial ADR Price?	No	No	No	Yes	Yes	Yes
Will 0.15708 (the Hypothetical Exchange Ratio) Cemex ADRs be delivered at Maturity?	No	No	No	Yes	Yes	Yes
Hypothetical Closing Price at Maturity (per ADR)	$56.66	$63.66	$70.03	$56.66	$63.66	$70.03
Maturity Payment (cash or value of Cemex ADRs per ELKS)	$10.00	$10.00	$10.00	$8.90	$10.00	$11.00

Return on Cemex ADRs (excluding cash dividend payments)	–11.00%	0.00%	10.00%	–11.00%	0.00%	10.00%
Return on ELKS (excluding coupon payments)	0.00%	0.00%	0.00%	–11.00%	0.00%	10.00%
Return on Cemex ADRs (including cash dividend payments)	–9.13%	1.88%	11.88%	–9.13%	1.88%	11.88%
Return on ELKS (including coupon payments)	6.25%	6.25%	6.25%	–4.75%	6.25%	16.25%

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summarizes certain federal income tax considerations for U.S. investors that are initial holders of the ELKS and that hold ELKS and, if applicable, the Underlying ADRs received at maturity of the ELKS as capital assets. In general, the coupon payment paid at maturity should be divided into two separate components for tax purposes: an interest component and an option premium component. These components should be taxed as follows:

•	The interest component should be taxed as ordinary interest income when it is received or accrued in accordance with the U.S. investor’s method of accounting.

•	The option premium component should generally not be taxed until sale or maturity of the ELKS for cash. At maturity, the option premium component should be taxed as a short-term capital gain if the maturity payment is made in cash. If the maturity payment is made in Underlying ADRs, the option premium component should reduce the cost basis of the stock received and no tax event should occur with respect to the option premium component until the disposal of the shares of the stock received.

No statutory, judicial or administrative authority directly addresses the characterization of the ELKS or instruments similar to the ELKS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the ELKS are not certain. Accordingly, a prospective investor (including a tax-exempt investor) in the ELKS should consult his or her tax advisor in determining the tax consequences of an investment in the ELKS.

In the case of a holder of an ELKS that is not a U.S. person, the interest payment made with respect to the ELKS should not be subject to U.S. withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form). Any capital gain realized upon the sale or other disposition of the ELKS should not be subject to U.S. federal income tax if:

1.	such gain is not effectively connected with a U.S. trade or business of such holder, and

2.	in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

You should refer to the prospectus supplement related to this offering for additional information relating to U.S. federal income tax and should consult your own tax advisors to determine tax consequences particular to your situation.

ERISA AND IRA PURCHASE CONSIDERATIONS

Employee benefit plans that are subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), entities the assets of which are deemed to constitute assets of such plans, and government or other plans subject to laws substantially similar to ERISA are NOT permitted to purchase the ELKS.

Individual retirement accounts, individual retirement annuities and Keogh plans will be permitted to purchase or hold the ELKS as long as (1) no Citigroup Global Markets affiliate or employee manages the account or provides advice to the account that serves as a primary basis for the account’s decision to purchase or hold the ELKS, (2) if the account is owned by a Citigroup Global Markets employee, the employee does not receive any compensation as an employee (such as, for example, an addition to bonus) based on the purchase of ELKS by his/her account, and (3) any SEP, Simple, or Keogh plans that purchase ELKS cover only owners and not employees.

ADDITIONAL CONSIDERATIONS

The maturity payment on the ELKS is subject to adjustment for a number of events that modify Cemex’s capital or corporate structures. You should refer to the section “Description of the ELKS—Dilution Adjustments” in the prospectus supplement related to this offering for more information. However, the maturity payment will not be adjusted for all events that may adversely affect the price of Cemex ADRs, and these other events may have the effect of reducing the maturity payment on the ELKS.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

Client accounts over which Citigroup or its affiliates have investment discretion are NOT permitted to purchase the ELKS, either directly or indirectly.

ELKS® is a registered service mark of Citigroup Global Markets Inc.

© 2006 Citigroup Global Markets Inc. Member SIPC. CITIGROUP and the Umbrella Device are trademarks and service marks of Citigroup Inc. and its subsidiaries and are used and registered throughout the world.